SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1

TO

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

 GSV CAPITAL CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.25% Convertible Senior Notes due 2018

(Title of Class of Securities)

 36191J AB7

(CUSIP Number of Class of Securities)

Mark D. Klein

Chief Executive Officer

GSV Capital Corp.
2925 Woodside Road
Woodside, CA 94062

(650) 235-4769

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$69,345,000	$8,634

(1)	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all $69,000,000 aggregate principal amount of GSV Capital Corp.’s 5.25% Convertible Senior Notes due 2018 (the “Notes”) are purchased at the tender offer price of $1,005 per $1,000 principal amount of such notes.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the Transaction Value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,634	Filing Party: GSV Capital Corp.
Form or Registration No.: SC TO-I	Date Filed: December 15, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by GSV Capital Corp., a Maryland corporation (the “Company”), on December 15, 2017 (the “Schedule TO”), relating to the Company’s offer to purchase (the “Tender Offer”) any and all of its $69.0 million aggregate principal amount of outstanding 5.25% Convertible Senior Notes due 2018 (the “Notes”). The Tender Offer was made upon the terms and subject to the conditions set forth in the (i) Offer to Purchase, dated December 15, 2017 (the “Offer to Purchase”), and (ii) the Letter of Transmittal, dated December 15, 2017 (the “Letter of Transmittal”).

This Amendment No. 1 is the final amendment to the Schedule TO and reports the results of the Tender Offer.

Except as set forth in this Amendment No. 1, the terms of the Tender Offer remain the same as set forth in the Offer to Purchase and the Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO. This Amendment No. 1 should be read together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, which are expressly incorporated by reference in this Amendment No. 1 in response to all applicable items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase, the Letter of Transmittal and Item 1 of the Schedule TO, to the extent such Item 1 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by the information set forth under Item 4(a) below, which information is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information set forth in the Offer to Purchase is hereby amended and supplemented by the information set forth below.

The Tender Offer expired at 12:00 midnight, New York City time, on January 17, 2018 (one minute after 11:59 p.m., New York City time, on January 16, 2018). As of the expiration of the Tender Offer, $4,820,000 aggregate principal amount of the Notes, representing approximately 7.0% of the outstanding Notes, were validly tendered and not validly withdrawn pursuant to the Tender Offer. The Company has accepted for purchase all Notes that were validly tendered and not validly withdrawn pursuant to the Tender Offer at the expiration of the Tender Offer at the Purchase Price (plus accrued and unpaid interest on such Notes, if any, from September 15, 2017, up to, but not including, the Settlement Date). Following settlement of the Tender Offer, approximately $64,180,000 aggregate principal amount of the Notes will remain outstanding.

On January 17, 2018, the Company issued a press release announcing the results of the Tender Offer. The press release is incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 17, 2018.

Item 7. Source and Amount of Funds or Other Consideration.

The information in the Offer to Purchase under the headings “The Terms of the Tender Offer—Conditions to the Tender Offer,” “Certain Considerations—Conditions to the Consummation of the Tender Offer” and “Source of Funds” and Item 7 of the Schedule TO, to the extent such Item 7 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by the information set forth under Item 4(a) above, which information is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(B)	Press Release, dated January 17, 2018, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 17, 2018.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GSV CAPITAL CORP.

By:	/s/ Mark D. Klein
Name: Mark D. Klein
Title: Chief Executive Officer

Dated: January 17, 2018

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 15, 2017.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(5)(A)	Press Release, dated December 15, 2017, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on December 15, 2017.*

(a)(5)(B)	Press Release, dated January 17, 2018, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on January 17, 2018.*

(d)(1)	Indenture (including form of 5.25% Convertible Senior Note due 2018), dated September 17, 2013, relating to the 5.25% Convertible Senior Notes due 2018, by and between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 18, 2013), and incorporated herein by reference.*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed